EXHIBIT 99.1

                                                 Buenos Aires, December 20, 2007

Comision Nacional de Valores (National Securities Commission)

By Hand

                                     Ref.: Modification of the Notice of Payment of Interest and Amortization

Dear Sirs,

     We are writing to you in order to modify the notice of the payment of interest corresponding to the Class B Negotiable Obligations due in 2010 for a nominal value of US$ 273,623,867 pursuant to the Global Program for the Issuance of Negotiable Obligations with a nominal value of US$ 2,000,000,000, which notice was submitted on December 14, 2007. As such, we inform you that:

o Domicile where the payment will be made from:
The payment will be made by:

The Bank of New York
101 Barclay Street, Floor 21 W, New York
New York 10286, United States of America

Kredietbank S.A. Luxembourgeoise
43 Boulevard Royal
L-2955, Luxembourg

Banco Rio de la Plata S.A.
-Bartolome Mitre 480
(1036) Buenos Aires, Argentina
-Branch Number 066
Rosario de Santa Fe 177, Ciudad Cordoba
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o Time at which it will be made: During normal banking hours.
Normal banking hours in the City of Cordoba are from 8:30 a.m. to 1:30 p.m.

o Date on which the payment will be made: January 2, 2008

o Interest Rate: 8.88% (6 month LIBOR: 5.38 + 3.50%).

o Percentage of interest to be paid during the period: 2.836666%

o Period to which the payment corresponds: The semester beginning on July, 2007 and ending on December 31, 2007.

o Coupon that should be presented to be paid, in your case: This is not applicable as the notes are in global form and, as such, are registered in collective depositary systems in representative accounts for the beneficiaries.

o Amortization: The capital of the negotiable obligations due in 2010 will be amortized semiannually beginning on July 1, 2006, in installments that are each equal to 12.5% of the initial capital, until their maturity date on January 1, 2010, on which date the remaining 12.5% of the initial capital will be paid.

o Date for the payment of the fourth amortization payment: January 2, 2008.

o Percentage of amortization: 12.5% of the initial capital.

o Percentage of the amortization that will be paid: US$ 34,202,983.38

o Residual value after the payment: US$ 136,811,933.50

o ISIN: US059538AH16

o Common Code: 019315924

                    Yours faithfully,
                              Maria Matilde Hoenig
                                Attorney in fact